Exhibit 99.2

IM Cannabis announces Non-Brokered Private
Placement Offerings of up to an Aggregate of
US$5,500,000

TORONTO, Ontario and GLIL YAM, Israel – January 13, 2023 – IM Cannabis Corp. (the “Company” or “IMC”) (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, is pleased to announce a non-brokered private placement of a minimum of 400,000 units and a maximum of 2,960,000 units of the Company (each a “Unit”) at a price of US$1.25 per Unit for aggregate gross proceeds of a minimum of US$500,000 and a maximum of US$3,700,000, which will be offered for sale to purchasers resident in Canada (except Quebec) and/or other qualifying jurisdictions pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “Listed Issuer Financing Exemption Offering” or “LIFE Offering”). Each Unit consists of one common share of the Company (each a “Common Share”) and one Common Share purchase warrant (each a “Warrant”). Each Warrant entitles its holder to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue. The Listed Issuer Financing Exemption Offering will be led by Marc Lustig, Executive Chairman of the Company. The Listed Issuer Financing Exemption Offering is expected to be completed in multiple closings, with the first closing expected to occur on or about January 16, 2023 and the final closing to occur no later than March 2, 2023. The securities issued pursuant to the Listed Issuer Financing Exemption Offering will not be subject to any statutory hold period in accordance with applicable Canadian securities laws.

There is an offering document related to the Listed Issuer Financing Exemption Offering that can be accessed under the Company’s profile at www.sedar.com and on the Company’s website at www.imcannabis.com. Prospective investors should read this offering document before making an investment decision.

Concurrent with the Listed Issuer Financing Exemption Offering, IMC is selling, on a non-brokered private placement basis, an additional 2,000,000 Units on the same terms and at the same price for additional aggregate gross proceeds of US$2,500,000 (the “Concurrent Offering”). The Concurrent Offering will be led by Company insiders, including Oren Shuster, Chief Executive Officer and Director of the Company. The securities issued pursuant to the Concurrent Offering will be subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws. Closing of the Concurrent Offering is expected to occur on or about January 16, 2023. The aggregate gross proceeds from the Listed Issuer Financing Exemption Offering and the Concurrent Offering shall be up to US$5,500,000

The Company intends to use the net proceeds from each of the Listed Issuer Financing Exemption Offering and the Concurrent Offering for general working capital purposes. Completion of the Listed Issuer Financing Exemption Offering is not conditional upon the completion of the Concurrent Offering or vice versa.

As a result of the expected participation by insiders of the Company, each of the Listed Issuer Financing Exemption Offering and the Concurrent Offering may be considered a “related party transaction” pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company expects that both the Listed Issuer Financing Exemption Offering and the Concurrent Offering will be exempt from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the Insiders’ participation in each case will be below 25% of the Company’s market capitalization for the purposes of Sections 5.5(a) and 5.7(1)(a) of MI 61-101.

None of the securities have been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, the Units may not be offered or sold within the United States, its territories or possessions, any state of the United States or the District of Columbia (collectively, the “United States”) or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and all applicable state securities laws or an exemption from such registration requirements is available. This press release does not constitute an offer to sell or a solicitation of an offer to buy any Units within the United States or to, or for the account or benefit of, U.S. persons.

Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding, the size and terms of the offerings, the closings of the offerings and the anticipated use of net proceeds from the offerings, the expected participation by insiders in the offerings, the exemption from formal valuation and minority shareholder approval requirements under MI 61-101.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited, the anticipated increase in demand for medical and adult-use recreational cannabis in the markets in which the Company operates; the Company’s satisfaction of international demand for its products; the Company’s ability to implement its growth strategies and leverage synergies of acquisitions; the Company’s ability to reach patients through e-commerce and brick and mortar retail operations; the development and introduction of new products; the ability to import and the supply of premium and indoor grown cannabis products from the Company’s Canadian subsidiaries and third-party suppliers and partners; the changes and trends in the cannabis industry; the Company’s ability to maintain and renew or obtain required licenses; the ability to maintain cost-efficiencies and network of suppliers to maintain purchasing capabilities; the effectiveness of its products for medical cannabis patients and recreational consumers; future cannabis pricing and input costs; cannabis production yields; and the Company’s ability to market its brands and services successfully to its anticipated customers and medical cannabis patients.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the ability of the Company to close the offerings; general business risk and liability, including claims or complaints in the normal course of business; any failure of the Company to maintain “de facto” control over Focus Medical in accordance with IFRS 10; potential limitations on stockholdings of the Company in connection with its subsidiaries’ engagement in the Israeli medical cannabis market; the ability and/or need to obtain additional financing for continued operations on terms acceptable to the Company; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company’s ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company to integrate each of its acquisitions into the Company’s operations and realize the anticipated benefits and synergies of each such transaction and the timing thereof and the focus of management on such integration; any potential undisclosed liabilities of entities acquired by the Company that were unidentified during the due diligence process; the interpretation of Company’s acquisitions of companies or assets by tax authorities or regulatory bodies, including but not limited to the change of control of licensed entities; the ability of the Company and Focus Medical to deliver on their sales commitments or growth objectives; the reliance of the Company and Focus Medical (collectively, the “Group”) on third-party supply agreements and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group’s cannabis products; supply chain constraints; competition; reliance on key personnel; the Company’s ability to continue as a going concern; the risk of defaulting on existing debt and war and civil conflict in Eastern Europe and the Middle East.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s management’s discussion and analysis dated November 14th, 2022 and annual information form dated March 31st, 2022 filed with the Canadian securities regulators and which are available on the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.